Mail Stop 3561

May 12, 2010

Daniel T. Groomes
World Financial Network National Bank
3100 Eastern Square Place
Columbus, OH 43219

Re: WFN Credit Company, LLC
**   Registration Statement on Form S-3**
**   Filed April 22, 2010**
**   File No. 333-166240**

Dear Mr. Groomes:

        We have limited our review of your filing to the issues described in our comments below. Please note that our limited review covers only those issues addressed in the comments. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask that you provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and we welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Supplement

Composition of the Trust Portfolio, page 51

1. We note here and on page 81 that your credit enhancement may be established in the form of "credit swaps," "bankruptcy options," "a derivative agreement," or "cross-support features."   Please provide us with your legal analysis of how your offering meets the definition of asset-backed security in light of these agreements.

2. Additionally, please confirm that you will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets in the asset pool.

Static Pool Data, Annex II

3. Please revise to tailor the method of presentation to reflect the starting points under Item 1105(b) of Regulation AB or explain why the starting points would not be applicable to your master trust structure.

Base Prospectus

Paired Series, page 67

4. It appears that you contemplate utilizing proceeds from the issuance of a series of notes to retire existing series of notes. It appears your structure may not meet the limited exceptions to the discrete pool requirement under 1101(c)(1) of Regulation AB. Refer to Item 1101(c)(3) of Regulation AB. Please provide an analysis to explain how this structure would meet the definition of an asset-backed security under Regulation AB.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3412.

Sincerely,

Amanda Ravitz

cc: Via facsimile (312) 706-8328
        Julie A. Gillespie, Esq.
        Mayer Brown LLP